

September 13, 2013

Via E-mail
Robert S. Tissue
Chief Financial Officer
Summit Financial Group, Inc.
300 North Main Street
Moorefield, West Virginia 26836

Re: **Summit Financial Group,
        Form 10-K for Fiscal Period Ended December 31, 2012
        Filed February 28, 2013
        Form 10-Q for the Period Ended June 30, 2013
        Filed August 7, 2013
        Form 8-K filed July 25, 2013
        File No. 000-16587**

Dear Mr. Tissue:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K filed for the Year Ended December 31, 2012

Consolidated Statements of Income, page 49

1. You classified write-downs on foreclosed properties within noninterest income. Please tell us your basis for classifying these expenses with other sources of revenue and why these expenses were not classified within noninterest expense.

Note 4 – Investment Securities, page 60

2. You have investments of over $95 million in state and political subdivisions that comprise 88% of your shareholders' equity at December 31, 2012. Please provide us proposed revised disclosure to be included in future periodic reports that:

    • disclose the amortized cost and fair value of your general obligation and special revenue bonds categorized by state, municipality and political subdivision;

    • disclose the nature and primary revenue sources for your special revenue bonds;

    • disclose any concentrations in state, municipal and political subdivision bonds,

    • disclose your procedures for evaluating investments in states, municipalities and political subdivisions and how you factor in the credit ratings of these securities in your investment analysis. Also, tell us the investments for which you performed these procedures and, for those where these procedures resulted in you concluding that the rating assigned by the third party credit rating agency was significantly different than your internal analysis, provide the fair value and amortized cost of those investments, as well as how and why your conclusion differed.

Form 10-Q filed for the Period Ended June 30, 2013

Notes to Consolidated Financial Statements

Note 6. Loans, page 21

3. Please tell us and revise, in future filings, to provide a rollforward of troubled debt restructuring activity for the periods presented.

4. Further, please tell us and revise in future filings, to provide in tabular format, a breakdown of troubled debt restructurings by loan type for the periods presented.

5. Please tell us and revise, in future filings, to disclose the related allowance for loan losses recorded on the troubled debt restructurings for the periods presented.

Managements' Discussion and Analysis of Financial Condition and Results of Operations

Credit Experience, page 50

6. In regard to the significant nonperforming relationships identified as of June 30, 2013, please tell us the dates of the most recent appraisals received on these specific loans. For the two largest loans explain to us the status of the respective lending relationships as well as indicate whether there is cross-collateralization of the collateral on the largest nonperforming loan.

Summary of Non-Performing Assets Table, page 51

7. Please tell us and revise, in future filings, to disclose the ratio of the allowance for loan losses to nonperforming loans and the ratio of the allowance for loan losses to total loans for each of the periods presented.

Form 8-K filed July 25, 2013

8. In accordance with Item 10(e) of Regulation S-K, please revise your discussion of the non-gaap financial measures to include a statement disclosing the reasons why management believes the presentation of the non-gaap measures of net income applicable to common shares, total revenues and total noninterest income provides useful information to investors regarding the financial condition and the results of operations. A statement disclosing the additional purposes, if any, for which management uses the non-GAAP measure should also be provided.

9. In addition, given that the line items being utilized in arriving at the non-GAAP performance measures seem to be frequent and recurring, tell us how the information presented is in accordance with Item 10(e) of Regulation S-K.

10. Please revise to eliminate the reference to "pro forma" earnings from future filings.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Marc Thomas at (202) 551-3452 or me at (202) 551-3752 with any other questions.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief